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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

RECD S.E.C. JUL 24 2002 1086

For the month of July, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

PROCESSED
JUL 25 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
July 5, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
July 5, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire Minerals Corporation reports that it has, subject to regulatory acceptance, signed a letter of agreement with a private corporation, Stikine Gold Corporation ("Stikine"), whereby Stikine may earn a 70% interest in the William's Gold Property (formerly the Bill Property) in north-central British Columbia. In a related transaction also subject to regulatory acceptance, Rimfire is purchasing one of the vendors' interest in the property for 75,000 common shares.

Item 5 **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that it has, subject to regulatory acceptance, signed a letter of agreement with a private corporation, Stikine Gold Corporation ("Stikine"), whereby Stikine may earn a 70% interest in the William's Gold Property (formerly the Bill Property) in north-central British Columbia. Stikine may earn its interest in the property by funding exploration expenditures totaling $1,500,000 over four years and making staged cash and share payments totaling $175,000 and 150,000 shares. Upon vesting their interest, Stikine must fund annual exploration/engineering programs (minimum $500,000 per year) until completion of a positive feasibility study. Rimfire may elect to have Stikine arrange financing to fund Rimfire's proportionate share of mine development costs for an additional 5% stake in the property. Stikine has staked an additional 4 claims (54 units) adjacent to the property, to be included in this agreement. The property now consists of 9 claims (142 units) covering an area of 35.5 sq. km.

Item 5 **Full Description of Material Changes: (continued)**

In a related transaction also subject to regulatory acceptance, Rimfire is purchasing one of the two vendors' interest in the property for 75,000 common shares. As a result of this transaction, Rimfire can now earn a 100% interest in the property by completing staged cash and share payments totaling $32,500 and 75,000 common shares to the remaining vendor by December 31, 2004. After completing share and cash payments, Rimfire's 100% interest will now be subject to a 1.25% net smelter royalty (NSR) of which 0.75% can be purchased for $1 million and Rimfire must issue 50,000 common shares upon commencement of commercial production from the property.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Henry J. Awmack, Chairman** 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of July, 2002.

RIMFIRE MINERALS CORPORATION

"HENRY J. AWMACK"

Henry J. Awmack
Chairman

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

RIMFIRE
MINERALS CORPORATION

TSXVEN:RFM

Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

July 5, 2002 PR02-10

WILLIAM'S GOLD PROPERTY OPTIONED TO STIKINE GOLD

Rimfire Minerals Corporation (TSXVEN:RFM) reports that it has, subject to regulatory acceptance, signed a letter of agreement with a private corporation, Stikine Gold Corporation ("Stikine"), whereby Stikine may earn a 70% interest in the William's Gold Property (formerly the Bill Property) in north-central British Columbia. Stikine may earn its interest in the property by funding exploration expenditures totalling $1,500,000 over four years and making staged cash and share payments totalling $175,000 and 150,000 shares. Upon vesting their interest, Stikine must fund annual exploration/engineering programs (minimum $500,000 per year) until completion of a positive feasibility study. Rimfire may elect to have Stikine arrange financing to fund Rimfire's proportionate share of mine development costs for an additional 5% stake in the property. Stikine has staked an additional 4 claims (54 units) adjacent to the property, to be included in this agreement. The property now consists of 9 claims (142 units) covering an area of 35.5 sq. km.

In a related transaction subject to regulatory acceptance, Rimfire is purchasing one of the two vendors' interest in the property for 75,000 common shares. As a result of this transaction, Rimfire can now earn a 100% interest in the property by completing staged cash and share payments totaling $32,500 and 75,000 common shares to the remaining vendor by December 31, 2004. After completing share and cash payments, Rimfire's 100% interest will now be subject to a 1.25% net smelter royalty (NSR) of which 0.75% can be purchased for $1 million and Rimfire must issue 50,000 common shares upon commencement of commercial production from the property.

The William's Gold Project, located 290 km north of Smithers, covers two distinct gold-bearing prospects in north-central B.C.. Previous work on the property includes 15 drill holes in 1983 and 1984 (totalling 3022 metres) on the T-Bill Prospect yielding multiple vein intersections within altered metavolcanic rocks. Examples of higher-grade mineralization include 2.0 metres of 35.0 g/t gold (Hole 83-2), 4.0 metres of 11.0 g/t gold (Hole 83-6), 1.5 metres of 24.7 g/t gold (Hole 84-5), and 2.0 metres of 24.8 g/t gold (Hole 84-8). Gold mineralization is hosted in quartz-carbonate-sulphide veins, brecciated quartz veins and quartz-muscovite-carbonate-sulphide alteration. Encompassing the high grade intercepts are long intersections (148.7 m of 1.17 g/t gold in Hole 83-2) of disseminated and fracture-controlled mineralization which point to the bulk tonnage potential of the property. Drilling targeted the core of a northeasterly trending structural dome where alteration and veining is controlled both by foliation and steep crosscutting structures. The area of drilling, measuring 500 by 900 metres, lies within a 2100 by 3000 metre gold (>100 ppb) and arsenic (>200 ppm) soil geochemical anomaly. Soil sampling in 2001 expanded the anomaly by 200 metres to the north and 450 metres to the west.

Ground-based exploration will be completed this field season to investigate the extent of the T-Bill and Northern (Park) prospects and define targets for diamond drilling. Additional information on the William's Gold Project or any of Rimfire's six active gold projects can be found at http://www.rimfireminerals.com or by contacting David Caulfield or Jason Weber at (604) 669-6660.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date July 8, 2002

By: ______________________
Henry J. Awmack, Director